TERM SHEET
(Related to product supplement no. RN-2 dated December 8, 2006	Filed under Rule 433
and the MTN prospectus supplement, general prospectus	Registration No. 333-132911
supplement and prospectus, each dated March 31, 2006)

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Annual Review Notes Linked to the S&P 500® Index due February 18, 2010

(the “Notes”)

General

•	The Notes are designed for investors who seek early exit prior to maturity at a premium if the S&P 500 Index is at or above its Call Level on any Review Date. If the Notes are not called, investors are protected against up to a 10% decline of the S&P 500 Index on the final Review Date, but will lose some or all of their principal if the S&P 500 Index declines by more than 10%. Investors should be willing to forgo interest payments and, if the S&P 500 Index declines, be willing to lose some or all of their principal.

•	The first Review Date, and therefore the earliest call date, is February 13, 2008.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing February 18, 2010.

•	The Notes will be issued in denominations of $50,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about December 15, 2006† and are expected to settle on or about December 20, 2006.

Key Terms

Index:	The S&P 500 Index (the “Index”)

Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the applicable Call Level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable Review Date and Call Premium.

Call Level:	100% of the Initial Index Level for the first Review Date. 100% of the Initial Index Level for the second Review Date. 100% of the Initial Index Level for the final Review Date.

Payment if Called:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium (the “Call Premium”) calculated as follows:

•    at least 9.15%* x $1,000 if called on the first Review Date

•    at least 18.30%* x $1,000 if called on the second Review Date

•    at least 27.45%* x $1,000 if called on the final Review Date

*The actual percentage applicable to the first, second and final Review Dates will be determined on the Pricing Date but will not be less than 9.15%, 18.30%, and 27.45%, respectively.

Payment at Maturity:	If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your Notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]

Assuming the Notes are not called, you will lose some or all of your investment at maturity at an accelerated rate of 1.1111 times losses in excess of the 10% buffer if the Index Return reflects a decline of more than 10%.

Buffer:	10%

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

(	Ending Index Level - Initial Index Level	)
Initial Index Level

Initial Index Level:	The Index closing level on the Pricing Date

Ending Index Level:	The Index closing level on the final Review Date

Pricing Date:	December 15, 2006†

Review Dates††:	February 13, 2008, February 12, 2009 and February 12, 2010

Maturity Date:	February 18, 2010

CUSIP:	59018YZBO

†	The pricing of the Notes is subject to our tax counsel delivering to us their opinion as described under “Tax Treatment.”
††	Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Automatic Call” in the accompanying product supplement no. RN-2.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. RN-2, pages S-3 to S-4 of the MTN prospectus supplement and “ Selected Risk Factors” beginning on page TS-4 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. RN-2 and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)    The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $     per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.

(2)    If the Notes sold at par priced today, JPMorgan and its affiliates, whom we refer to as JPM, would receive a fee of approximately $     per $1,000 principal amount Note. If the discounted Notes priced today, JPM would receive a fee of approximately $     per $1,000 principal amount Note.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. RN-2, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan*

The date of the term sheet is December 8, 2006.

*The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicense.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. RN-2 and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement RN-2 dated December 8, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506249160/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 1,412.90. The table assumes that the percentages used to calculate the Call Premium applicable to the first, second, and final Review Dates are 9.15%, 18.30% and 27.45%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the Pricing Date. There will be only one payment on the Notes, whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Ending Index Level	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
2,543.22	80.00%	9.15%	18.30%	27.45%
2,401.93	70.00%	9.15%	18.30%	27.45%
2,260.64	60.00%	9.15%	18.30%	27.45%
2,119.35	50.00%	9.15%	18.30%	27.45%
1,978.06	40.00%	9.15%	18.30%	27.45%
1,836.77	30.00%	9.15%	18.30%	27.45%
1,695.48	20.00%	9.15%	18.30%	27.45%
1,554.19	10.00%	9.15%	18.30%	27.45%
1,554.19	10.00%	9.15%	18.30%	27.45%
1,483.55	5.00%	9.15%	18.30%	27.45%
1,412.90	0.00%	9.15%	18.30%	27.45%
1,412.89	-0.001%	N/A	N/A	0.00%
1,342.26	-5.00%	N/A	N/A	0.00%
1,271.61	-10.00%	N/A	N/A	0.00%
1,200.97	-15.00%	N/A	N/A	-5.56%
1,130.32	-20.00%	N/A	N/A	-11.11%
989.03	-30.00%	N/A	N/A	-22.22%
847.74	-40.00%	N/A	N/A	-33.33%
706.45	-50.00%	N/A	N/A	-44.44%
565.16	-60.00%	N/A	N/A	-55.56%
423.87	-70.00%	N/A	N/A	-66.67%
282.58	-80.00%	N/A	N/A	-77.78%
141.29	-90.00%	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	-100.00%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1—The level of the Index increases from the Initial Index Level of 1,412.90 to an Index closing level of 1,483.55 on the first Review Date. Because the Index closing level on the first Review Date of 1,483.55 is greater than the Call Level of 1,412.90, the Notes are automatically called, and the investor receives a single payment of $1,091.50 per $1,000 principal amount Note.

Example 2—The level of the Index decreases from the Initial Index Level of 1,412.90 to an Index closing level of 1,200.97 on the first Review Date, 1,200.97 on the second Review Date and 1,271.61 on the final Review Date. Because (a) the Index closing level on the first Review Date of 1,200.97 is less than the corresponding Call Level of 1,412.90 and the Index closing level on each of the other Review Dates (1,200.97 and 1,271.61) is less than the corresponding Call Level of 1,412.90, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3—The level of the Index decreases from the Initial Index Level of 1,412.90 to an Index closing level of 1,200.97 on the first Review Date, 1,130.32 on the second Review Date and 989.03 on the final Review Date. Because (a) the Index closing level on the first Review Date of 1,200.97 is less than the corresponding Call Level of 1,412.90 and the Index closing level on each of the other Review Dates (1,130.32 and 989.03) is less than the corresponding Call Level of 1,412.90, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 × (-30% + 10%) × 1.1111] = $777.78

Selected Purchase Considerations

Appreciation Potential: If the Index closing level is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of Note of $1,000 plus: (i) at least* 9.15% x $1,000 if called on the first Review Date; (ii) at least* 18.30% x $1,000 if called on the second Review Date; or at least* 27.45% x $1,000 if called on the final Review Date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

*	The actual percentage applicable to the Review Dates above will be determined on the Pricing Date but will not be less than 9.15%, 18.30% and 27.45%, respectively.

Potential Early Exit With Appreciation as a Result of Automatic Call Feature: While the original term of the Notes is just over three years, the Notes will be called before maturity if the Index closing level is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

Limited Protection Against Loss: If the Notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your Notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

Composition of the S&P 500 Index: The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2006, the aggregate market value of the 500 companies included in the Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. As of November 30, 2006, 424 companies or 85.4% of the market capitalization of the Index traded on the New York Stock Exchange (“NYSE”); 76 companies or 14.6% of the market capitalization of the Index traded on The Nasdaq Stock Market (“Nasdaq”); and 0 companies or 0.0% of the market capitalization of the Index traded on the American Stock Exchange (“AMEX”). Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of November 30, 2006 indicated in parentheses: Consumer Discretionary (10.4%); Consumer Staples (9.2%); Energy (10.2%); Financials (21.7%); Health Care (12.0%); Industrials (10.9%); Information Technology (15.7%); Materials (3.0%); Telecommunication Services (3.4%); and Utilities (3.5%). See “The Index” in the accompanying product supplement no. RN-2.

Tax Treatment: You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-2 and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the level of the Index for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “United States Federal Income Taxation” in product supplement no. RN-2 and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement no. RN-2 and MTN prospectus supplement.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the payment you receive on the maturity date may be more or less than the $1,000 principal amount per unit. If the Notes are not called, you will lose some or all of your investment on the maturity date if the Ending Index Level declines from the Initial Index Level by more than the buffer amount.

Your return is limited and the Notes are subject to an automatic early call

Your investment in the Notes will result in a gain if the Index closing level on any Review Date is greater than or equal to the Call Level on the applicable Review Date. This gain will be limited to the Call Premium applicable to the Review Date on which the Notes are called, regardless of the appreciation of the Index, which may be greater than the applicable Call Premium. In addition, the automatic call feature of the Notes may shorten the term of your investment.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

Your return will not reflect the return of a direct investment in the stocks included in the Index

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Index, and your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks, if any, because the level of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the accompanying product supplement no. RN-2, these factors include, changes in (i) the level of the Index, (ii) interest rates, (iii) the volatility of the Index, (iv) dividend yields on the stocks included in the Index and (v) the credit rating of ML&Co.

Role of our subsidiary

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Index closing level on any Review Date, the Ending Index Level and the payment on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Note and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-2.

The offering of the Notes may be terminated before the Pricing Date

This term sheet has not been reviewed by our tax counsel, Sidley Austin LLP, and the pricing of the offering of the Notes is subject to delivery by them of an opinion regarding the tax treatment of the Notes as described under “Tax Treatment” above. If our tax counsel does not deliver this opinion prior to the Pricing Date, the offering of the Notes will be terminated.

Historical Information

The following table sets forth the closing level of the Index at the end of each month in the period from January 2001 through November 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	1,366.01	1,130.20	855.70	1,131.13	1,181.27	1,280.08
February	1,239.94	1,106.73	841.15	1,144.94	1,203.60	1,280.66
March	1,160.33	1,147.39	848.18	1,126.21	1,180.59	1,294.83
April	1,249.46	1,076.92	916.92	1,107.30	1,156.85	1,310.61
May	1,255.82	1,067.14	963.59	1,120.68	1,191.50	1,270.09
June	1,224.42	989.82	974.50	1,140.84	1,191.33	1,270.20
July	1,211.23	911.62	990.31	1,101.72	1,234.18	1,276.66
August	1,133.58	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	1,040.94	815.28	995.97	1,114.58	1,228.81	1,335.85
October	1,059.78	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	1,139.45	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	1,148.08	879.82	1,111.92	1,211.92	1,248.29

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes and $980 per $1,000 principal amount of discounted Notes. After the initial public offering, the public offering prices may be changed.

If the Notes were sold at the prices specified above as of the date of this term sheet, J.P. Morgan Chase Bank, N.A. or J.P. Morgan Securities Inc. would receive a fee of approximately $20 per $1,000 principal amount of Notes in connection with the sale of the Notes with an offering price of $1,000 per $1,000 principal amount of Notes. ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.